press release

ArcelorMittal announces publication of notice of redemption of its U.S. $1,400,000,000 4.500% Notes due February 25, 2017

Luxembourg, April 26, 2016

ArcelorMittal confirms that it has given notice that it will redeem all of its outstanding US$1,400,000,000 4.500% Notes due February 25, 2017 (the “Notes”) (CUSIP: 03938LAW4; ISIN: US03938LAW46; COMMON CODE: 063343285) on May 20, 2016 (the “Redemption Date”) at a price (the “Redemption Price”) equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the indenture dated as of May 20, 2009, between ArcelorMittal and HSBC Bank USA, National Association, as trustee (the “Indenture”)) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture) plus 50 basis points, in each case plus accrued and unpaid interest thereon to the Redemption Date.

The Treasury Rate will be calculated on the third business day preceding the Redemption Date.

ArcelorMittal will fund the redemption of the Notes with the proceeds of its rights offering that closed on April 8, 2016.